EXHIBIT 99.1


ASE TEST LIMITED                                                   April 9, 2002
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FOR IMMEDIATE RELEASE

Contact in Asia Pacific:
Jeffrey Chen, Chief Financial Officer
Tel. 886-2-8780-5489                      Mobile 886-920-189-608
Fax. 886-2-2757-6121                      email: jeffrey_chen@asek.asetwn.com.tw

Contact in the US:
Richard C. Wei, CFO, ISE Labs
Tel. 408-567-4383                         email:   rwei@iselabs.com

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                  ASE TEST LIMITED ANNOUNCES MAY 2002 REVENUES

TAIPEI, TAIWAN, R.O.C., JUNE 6, 2002 - ASE Test Limited (Nasdaq: ASTSF) today announces that its unaudited consolidated May 2002 net revenues were US$25.96 million. Compared to prior periods, the May figure represented an increase of 16% year-over-year and growth of 4% sequentially.

CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

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                       May         April         May         YoY      Sequential
(US$000)              2001          2002        2002      Change          Change
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Net Revenues        22,320        24,913      25,960         16%              4%
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HISTORICAL CONSOLIDATED MONTHLY NET REVENUES (UNAUDITED)

[REPRESENTATION OF BAR CHART]


US$000
        Jul '01    Aug '01    Sep '01    Oct '01    Nov '01    Dec '01   Jan '02    Feb '02    Mar '02    Apr '02    May '02
        --------------------------------------------------------------------------------------------------------------------
         18,887     20,221     21,418     22,669     23,270     21,467    22,431     20,656     25,883     24,913     25,960


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